October 27, 2005

Via Mail and Fax

Mr. Steven Gaspar
President
VMH Videomoviehouse.Com Inc.
14-34368 Manufacturer`s Way
Abbotsford, British Columbia, Canada V2S 7MI

	RE: 	VMH Videomoviehouse.Com Inc.
		Form 10-KSB: For the Year Ended June 30, 2005
		File Number: 333-70836

Dear Mr. Gaspar:

	We have reviewed your filing and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filings. Where indicated, we believe you should revise and amend your filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB: For the Year Ended June 30, 2005

Item 1. Description of Business, page 3
Marketing, page 6

1. Please tell us the significant terms and conditions associated with your affiliate program. Tell us how much members must pay for memberships and your accounting for these memberships. Provide us with a copy of any documents associated with the program.

Risk Factors, page 7
Risk factor number 2, page 7

2. Given your history of losses, please tell us and revise to disclose your basis in support of the disclosure here and in the first paragraph in Item 6 on page 11 that you do not expect future operating losses.

Item 6. Management`s Discussion and Analysis ..., page 11
Liquidity and Capital Resources, page 11

3. Please revise to disclose the aggregate amount of officers` salaries deferred and your plan to pay this amount. If a payment plan has not yet been developed, so disclose. Additionally, revise to disclose your accounting policy in regard to deferred salaries consistent with your disclosure of same in note 2 to the financial statements of your Form 10-QSB for the quarter ended March 31, 2005, to the extent applicable.

Results of Operations, page 12

4. Please disclose here and in the notes to the financial
statements
the net amount of foreign currency transaction gain or loss
included
in earnings for each year presented.  Refer to paragraph 30 of FAS
52
in regard to note disclosure.

5. Please revise your disclosure in the first paragraph to clarify how internal operating system improvements and more efficient product distribution from suppliers has contributed to the increase in
2005
sales when compared to 2004. To the extent applicable, your disclosure should be consistent with your response to our comment number 7 in your letter to us dated March 21, 2005. To the extent practicable, quantify such effects.

6. In the second paragraph on page 13, please revise to disclose the expected aggregate cost of implementing a full service facility in the Indian subcontinent and the expected source of financing such.
7. In the third paragraph on page 13, please revise to disclose what products other than DVD`s you are considering offering and the expected impact on revenues and profit margins. If the expected impacts are not known, disclose why you do not know.

8. Given your history of losses, please revise to clarify what you mean by "successful" operations disclosed in the fourth paragraph on page 13.

Trends, page 14

9. Please tell us and revise to disclose why you expect sales to grow at a slower pace in the future. Tell us the factors that affected the increase in sales in fiscal 2005 that you do not expect to exist in the future.

Item 7. Financial Statements, page 15
Statement of Cash Flows, page 20

10. From your disclosures it appears that stock options were issued in regard to "additions to website" of $65,000 reported in cash flows from investing activities. Please clarify for us why this noncash item is included here. Also, clarify why this same item and amount are an adjustment to cash flows from operating activities when it is an investing activity.

Notes to Financial Statements, page 21

11. You indicated in your letter to us dated September 5, 2005 in response to our comment number 1 that you would make the disclosure required by paragraph 38(a) of FAS 131. However, we could not locate this disclosure in your filing. Please tell us where this disclosure is, or revise to include such disclosure.

Note 5 - Common Stock, page 28

12. Please revise to disclose and quantify here and in note 10 on page 31 each type of service for which common stock and common stock options were issued.

Note 6 - Revenue and Cost Recognition, page 29

13. Please revise your disclosure to conform to the entire disclosure in note 4 of the notes to financial statements included in your Form
10-QSB for the quarter ended March 31, 2005 in regard to revenue recognition, to the extent still applicable.

14.
We note your response to our comment number 5 in your letter to us dated July 16, 2005. Based on the amounts disclosed in your Form 10-
QSB for the quarter ended March 31, 2005, it is not clear to us why you believe that sales returns and charge backs are not material such that provisions for same in accordance with paragraph 7 of FAS 48 are not necessary. In this regard, we reissue our prior comment to revise your accounting to provide an allowance for these items, or explain to us in detail why you believe this is not necessary. Also, please note that if returns and charge backs are not reasonably estimable you may be precluded from recognizing the associated revenue at the time of sale, in accordance with paragraph 6 of FAS 48.

15. We note your response to our comment number 6 in your letter to us dated July 16, 2005. It is not clear to us why you have not disclosed in this filing the accounting policy in regard to your money back guarantee and how it is in accordance with FAS 48. Please tell us what your policy is and how it is in accordance with FAS 48.
Revise your filing to disclose such accounting policy, or explain to us in detail why you believe this is not necessary. Also, disclose the significant terms and conditions of the money back guarantee. Tell us the amount of returns you have made with respect to your money back guarantee.

16. We note from your website that you issue gift certificates.
Please disclose your accounting policy in regard to these. Tell us the amount of unredeemed gift certificates that are currently outstanding.

Note 12 - Correction of Prior Year Error, page 32

17. Please revise to disclose the nature of the error, and disclose each item corrected along with the related amounts as previously reported and as restated.

Item 8A. Controls and Procedures, page 33
(a) Evaluation of Disclosure Controls and Procedures, page 33

18. In light of the number of revisions to your filing contemplated by our comments above, please explain to us and disclose your basis for concluding that disclosure controls and procedures were effective at June 30, 2005.


		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309 or me at 202-551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: Mr. Steven Gaspar	 (via facsimile at 604-852-1532)